# Sam's Seafood Holdings limited

**(ABN 45 098 448 269)**

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

04045087

13/09/04

SEC MAIL PROCESSING RECEIVED SEP 23 2004 WASH. D.C. 179 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

82-34648

SUPPL

**RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~**

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 13/09/04 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

PROCESSED
SEP 28 2004
THOMSON
FINANCIAL

dlw 9/27

SAM'S

SEAFOOD

*From The Sea To The Table*

**SAM'S SEAFOOD HOLDINGS LIMITED**
43 Holt Street, Eagle Farm, Qld 4009, Australia
PO Box 393, Hamilton, Qld 4007, Australia
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

13 September 2004

Company Announcement Office
The Australian Stock Exchange Limited

**ANNOUNCEMENT TO THE MARKET**

**Sam's Seafood Goes Green As Refuse Bins are Eliminated**
**Queensland Company's World Leading Commitment to the Environment**

Sam's Seafood today assured investors and stakeholders of its status as arguably Australia's most advanced seafood company and, as one of the most sustainable companies in the world with a dedicated commitment to the environment and an unprecedented 'cradle to grave' approach to 100% recycling.

Sam's Seafood has invested firmly in its future, establishing a solid environmental charter which is substantiated and supported by a comprehensive and unique range of initiatives throughout all sectors of its diversified operation.

The list of the materials currently recycled at the Company's headquarters in Eagle Farm is overwhelming and sadly relatively unchallenged by its commercial counterparts and includes waste water, liquid and solid waste, plastics and plastic film, fish processing by-products, Hessian, cardboard, paper, polystyrene, metal and glass.

Sam's Seafood's dedicated open approach to environmental sustainability is paramount in the Company's daily activities with a commitment to recycle an estimated 500 tonnes of fish waste annually.

In citing physical examples of its activities, the Company calculates that it reprocesses on average an astounding 3,000 cubic metres of solid waste each year. 100 tonnes of cardboard packaging and discarded paper are salvaged for recycling annually as an integral component in Sam's Seafood's environmental sustainability pledge.

In recognising water as a precious resource, we have implemented extraordinary conservation initiatives enabling Sam's Seafood to reduce its daily usage of water by a remarkable 35,000 litres each day.

Sam's Seafood intends to continue on unabated with its robust environmental policy and is now actively working with Sustainable Industries Division of Queensland's Environmental Protection Agency to further improve its program. Future enhancements will undoubtedly include harnessing the sun through solar roof panels for the production of energy, water flow restriction devices and the installation of additional rainwater tanks at the Company's processing headquarters in Brisbane.

Sam's Seafood is believed to be the only commercial seafood company within Australia and possibly, the world committed to 100% waste product recycling. All established initiatives are standardised and will be routinely implemented throughout the organization as the Company continues its aggressive national expansion strategy.

**Nick Noutsatos**
**Chief Executive Officer**
**Sam's Seafood Holdings Limited**

**For more information, please contact:**

**Anna Whybird Sam's Seafood Holdings Limited 0400 611 155**